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                                                                 EXHIBIT (A)(5)
                                [DH LETTERHEAD]

                                                                  July 16, 1997

TO THE SHAREHOLDERS OF DH TECHNOLOGY, INC.

Dear Shareholder:

  I am pleased to report that on July 14, 1997, DH Technology, Inc. ("DH") entered into a merger agreement with AX Acquisition Corporation, a newly formed California corporation ("Purchaser") and an indirect wholly-owned subsidiary of Axiohm S.A., a French corporation ("Parent"), that provides for the acquisition of DH by Parent and Purchaser. Under the terms of the proposed transaction, Purchaser has commenced a tender offer for up to 7,000,000 shares of DH common stock at $25 per share (the "Tender Offer"). The Tender Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Tuesday, August 12, 1997.

  Pursuant to the merger agreement, Purchaser, Parent and DH will effect a series of transactions which will result in Parent becoming a wholly-owned subsidiary of DH and DH being owned by the former Parent shareholders (79-85%) and the current shareholders of DH (15-21%).

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE OFFER AND THE RELATED TRANSACTIONS AND DETERMINED THAT THE TERMS OF THE OFFER AND THE RELATED TRANSACTIONS ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE DH SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL DH SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors. These factors included the opinion of Prudential Securities Incorporated, financial advisor to DH, that the consideration to be received by the shareholders in the Tender Offer and the related transactions, is fair to the DH shareholders. The factors considered by the Board of Directors are more fully described in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by DH with the Securities and Exchange Commission and enclosed with this letter. We urge you to read carefully the Schedule 14D-9 in its entirety so that you will be fully informed as to the structure of the transaction and the Board's recommendation.

  Also accompanying this letter is a copy of the Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. These documents set forth the terms and conditions of the offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

  The management and directors of DH thank you for the support you have given the company.

  On behalf of the Board of Directors,

                                          Sincerely,

                                          /s/ William H. Gibbs
                                          William H. Gibbs
                                          Chairman of the Board